FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....  .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...  ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

1 st Quarter 2011

 During the first quarter of 2011, revenues totalled 27.547 billion pesos, a decrease of 3.6% compared with the first quarter of 2010. On the other hand, net income was 3.758 billion pesos in the first quarter. Earnings per share were 0.21 pesos, 16% lower than the same period of the previous year.

 At March 31, 2011, we had 12.523 million lines, a decrease of 0.9% compared with the first quarter of 2010. Of these:

- 1.5 million lines are mainly in rural areas which will be served by Telmex Social.

- In the rest of the country, there are 727 thousand public telephony lines and 862 thousand prepaid lines, a decrease of 135 thousand and 1 million 1 1 3 thousand lines, in the last five years, respectively; therefore, an important decrease is expected in the future. It should be noted that due to the increase in cellular telephony penetration in the country, public telephony revenues have decreased more than 75.6% in the last five years.

- The total lines were 15.562 million lines, a decrease of 1.6% compared with the number of lines in the first quarter of 2010.

 At the Extraordinary Shareholders’ Meeting held on April 4, a corporate restructuring was approved in order to create the subsidiary Telmex Social. It will provide telecommunications and interconnection services primarily in rural areas. Given that these regions have a significant lack of economic and social development we intend for this restructuring to encourage greater access to telecommunications services, emphasize the importance of investing to expand and modernize these services, and drive the digital culture, which will improve the quality of life of citizens in these areas and incorporate these communities into the country's socio-economic development.

 Telmex Social will serve approximately 1.5 million lines, with a density of 14.8 inhabitants per line, located in 10 thousand 453 communities without the presence of competitors. The Local Service Areas of Telmex Social cover approximately 40% of the national territory with more than 22 million inhabitants.

 Our high speed Internet access service infinitum, thanks to our customers’ preference, at the end of March served 7.6 million broadband accesses, reinforcing that infinitum continues to be the best connection because of its quality, service, price and high speed.

 infinitum ’ s growth has been supported by the sale of more than 106,000 computers in the first quarter, an increase of 24.4% compared with the same period of 2010. Since 1999, we have sold more than 2.9 million computers, helping to increase PC penetration in Mexican homes.

 At TELMEX, we continue to act on our commitment to drive technological innovation, the digital culture and information and communications technologies by carrying out the investments required to maintain state-of-the-art technology with the most reliable, efficient and modern network in the country.

 During the first quarter of 2011, revenues totaled 27.547 billion pesos, a decrease of 3.6% compared with the same period of 2010.  Revenues from local services, long distance and interconnection decreased 6.7%, 2.8% and 16.8%, respectively. Revenues from our data business increased 7.0% compared with the first quarter of 2010.

 From January to March, adjusted EBITDA (1) totaled 11.346 billion pesos, producing a margin of 41.2%. Operating income totaled 6.659 billion pesos, with a margin of 24.2%.

 Net income in the first quarter totaled 3.758 billion pesos. In the quarter, earnings per share were 21 Mexican cents, 16% lower than the same period of last year, and earnings per ADR (2) were 34 US cents, a decrease of 12.8% compared with the first quarter of 2010.

 At the end of March of 2011, total debt was the equivalent of 5.698 billion dollars. Total net debt (3) was equivalent to 5.427 billion dollars, 785 million dollars less than March 31, 2010.

 Capital expenditures (Capex) were the equivalent of 118 million dollars in the first quarter. Of this investment, 67.4% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

 During the first quarter, the company used 860.697 million pesos to repurchase 82 million shares.

(1) Adjusted EBITDA: Defined as operating income plus depreciation and amortization and other expenses, net. Go to www.telmex.com in the Investor Relations section where you can find the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Event

On April 28, 2011, TELMEX announced that its Series “L” Shares Special and its Annual Shareholders’ Meetings approved, among others, the following issues: The Chief Executive Officer’s report regarding the performance of the company for 2010, the financial statements to that year, the Board of Directors reports regarding the main accounting policies and information criteria followed in the preparation of financial information and regarding the operations and activities in which the Board was involved in during 2010, The External Auditor’s report, the opinion of the Board of Directors regarding the Chief Executive Officer’s report and the respective reports of the Audit and Corporate Practices Committees; The payment of a cash dividend of 0.55 Mexican pesos per outstanding share in four equal payments of 0.1375 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments will be made in Mexico on or after June 16, 2011, September 22, 2011, December 15, 2011 and March 22, 2012; Ratified the activities of the Board of Directors and the Chief Executive Officer for 2010; The members of the Board of Directors and the Executive Committee, as well as the Corporate Practices Committee and Audit Committee.

Operating Results

Lines and local traffic

At March 31, 2011, we had 12.523 million lines, a decrease of 0.9% compared with the first quarter of 2010. Of these:

- 1.5 million lines are mainly in rural areas which will be served by Telmex Social.

- In the rest of the country, there are 727 thousand public telephony lines and 862 thousand prepaid lines, a decrease of 135 thousand and 1 million 1 1 3 thousand lines, in the last five years, respectively; therefore, an important decrease is expected in the future. It should be noted that due to the increase in cellular telephony penetration in the country, public telephony revenues have decreased more than 75.6% in the last five years.

- The total lines were 15.562 million lines, a decrease of 1.6% compared with the number of lines in the first quarter of 2010.

In the first quarter of 2011, local calls decreased 6.0% compared with the same period of 2010, totaling 4.533 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as the customers’ change in the consumption path.

Long distance

From January to March, domestic long distance (DLD) traffic decreased 3.3% compared with the same quarter of 2010, totaling 4.334 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators.

In the quarter, outgoing international long distance (ILD) traffic increased 25.7% compared with the first quarter of 2010, totaling 403 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 10.8% compared with the first quarter of 2010, totaling 2.088 billion minutes. The incoming-outgoing ratio was 5.2 times.

Interconnection

In the first quarter, interconnection traffic totaled 10.433 billion minutes, 1.5% lower than the same quarter of 2010, due to the 2.0% decrease in interconnection traffic with other local and long distance operators and the 6.4% decrease in traffic related to calling party pays services.

Internet access

Our high speed Internet access service infinitum, thanks to our customers’ preference, at the end of March served 7.6 million broadband accesses, reinforcing that infinitum continues to be the best connection because of its quality, service, price and high speed.

infinitum ’ s growth has been supported by the sale of more than 106,000 computers in the first quarter, an increase of 24.4% compared with the same period of 2010. Since 1999, we have sold more than 2.9 million computers, helping to increase PC penetration in Mexican homes.

Financial Results

The following financial information for 2011 and 2010 is presented according to International Financial Reporting Standards (IFRS).

Revenues: In the first quarter, revenues totaled 27.547 billion pesos, a decrease of 3.6% compared with the same period of the previous year. Revenues related to local, long distance and interconnection services showed decreases of 6.7%, 2.8% and 16.8%, respectively; data services increased 7.0%.

  Local: Local service revenues totaled 9.757 billion pesos in the quarter, a decrease of 6.7% compared with the first quarter of 2010, due to decreases of 9.7% in revenue per local billed call and 6.0% in local traffic volume.

  DLD: DLD revenues totaled 3.037 billion pesos, 2.2% lower than the first quarter of 2010, due to the 3.3% decrease in termination traffic with cellular operators and 1.1% increase in average revenue per minute.

  ILD: ILD revenues totaled 1.378 billion pesos in the first quarter, a 4.2% decrease compared with the same quarter of the previous year. This was the effect of the 24.5% decrease in the average revenue per minute in outgoing traffic and the 25.7% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 589 million pesos, a 3.1% decrease compared with the first quarter of 2010, due to the increase of 10.8% in incoming traffic and the reduction of 12.5% in the average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 16.8% to 3.124 billion pesos compared with the first quarter of 2010, due to the 6.4% decline in calling party pays traffic services and the decrease of 11.5% in average revenue of these services.

  Data: Internet access services, services related to private networks and value-added services for corporate customers represent the major components of data revenues. Revenues from data services in the first quarter were 8.582 billion pesos, 7.0% higher compared with the same quarter of 2010. The improvement was primarily due to the increase of 11.8% in Internet access services infinitum, and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the first quarter of 2011, total costs and expenses were 20.888 billion pesos, similar to the level of the same period of the previous year, mainly due to higher maintenance and labor costs, partially offset by lower charges for uncollectables and interconnection costs.

  Cost of sales and services: In the first quarter, cost of sales and services increased 0.1% compared with the same period of 2010, totaling 8.579 billion pesos, due to higher costs of product and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from January to March 2011, commercial, administrative and general expenses totaled 5.504 billion pesos, 5.4% higher than the same period a year ago, mainly due to higher maintenance expenses and labor costs.

  Interconnection: Interconnection costs were 2.118 billion pesos, a decrease of 18.8% compared with the first quarter of 2010 due to the 14.0% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 6.4% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 3.1% compared with the same quarter of 2010, to 4.237 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and operating income : Adjusted EBITDA (1) totaled 11.346 billion pesos in the first quarter of 2011, a decrease of 6.7% compared with the same period of the prior year. The EBITDA margin was 41.2%. Operating income totaled 6.659 billion pesos in the first quarter and the operating margin was 24.2%.

Financing cost: In the first quarter, financing cost produced a charge of 978 million pesos. This was the result of: i) a net interest charge of 1.009 billion pesos, because of debt reduction, recognition of the market value of interest rate swaps and the premium paid for the anticipated payment of senior notes of 366.2 million dollars with maturities in 2015 and 2019 and ii) a net exchange gain of 31 million pesos because of the first-quarter exchange rate appreciation of 0.3893 pesos per dollar and the 3.090 billion dollars in dollar-peso hedges in effect at the end of March 31, 2011.

Net income: In the first quarter, net income was 3.758 billion pesos, 16.9% lower than the same period of the previous year. Earnings per share were 21 Mexican cents, 16% lower than the first quarter of 2010, and earnings per ADR (2) were 34 US cents, a decrease of 12.8% compared with the same period of the previous year.

Investments: In the first quarter of 2011, capital expenditures (Capex) were the equivalent of 118 million dollars, of which 67.4% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Acquisition of own shares : During the first quarter, the company repurchased 82 million shares for 860.697 million pesos.

Debt: Total debt at March 31, 2011, was the equivalent of 5.698 billion dollars, of which 82.8% is long-term, 53.2% has fixed rates taking interest rate swaps into consideration, and 55.3% is in foreign currency, equivalent to 3.154 billion dollars. To minimize risks from variations in the exchange rate, at March 31, 2011, we had dollar-peso hedges for 3.090 billion dollars.

On March 10, 2011, TELMEX as part of the strategy to reduce its debt, acquired from América Móvil 243.6 million dollars of TELMEX senior notes due 2015 and 122.6 million dollars of TELMEX senior notes due 2019. TELMEX paid approximately 394 million dollars, which includes a premium of 27.8 million dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 785 million dollars, bringing the total to 5.427 billion dollars.

Relevant Figures
( In millions of Mexican pesos, unless otherwise indicated)
					%
		1Q2011		1Q2010	Inc.

Revenues	P.	27,547	P.	28,567	(3.6)
EBITDA adjusted (1)		11,346		12,167	(6.7)
EBITDA margin adjusted (%)		41.2		42.6	(1.4)
Operating income		6,659		7,662	(13.1)
Operating margin (%)		24.2		26.8	(2.5)
Net income attributable to controlling interest		3,758		4,520	(16.9)
Earnings per share (pesos)		0.21		0.25	(16.0)
Earnings per ADR (dollars) (2)		0.34		0.39	(12.8)
Weighted average of outstanding shares (millions)		18,124		18,191	(0.4)
Equivalent ADR (millions) (2)		906		910	(0.4)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the conciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents.

Income Statements
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2011		1Q2010	Inc.
Revenues
Local	P.	9,757	P.	10,462	(6.7)
Domestic long distance		3,037		3,104	(2.2)
International long distance		1,378		1,439	(4.2)
Interconnection		3,124		3,754	(16.8)
Data		8,582		8,019	7.0
Other		1,669		1,789	(6.7)
Total		27,547		28,567	(3.6)

Costs and Expenses
Cost of sales and services		8,579		8,569	0.1
Commercial, administrative and general		5,504		5,222	5.4
Interconnection		2,118		2,609	(18.8)
Depreciation and amortization		4,237		4,373	(3.1)
Other expenses, net		450		132	240.9
Total		20,888		20,905	(0.1)

Operating income		6,659		7,662	(13.1)

Financing cost
Interest, net		1,009		1,454	(30.6)
Exchange loss (gain), net		(31)		(296)	(89.5)

Total		978		1,158	(15.5)

Equity interest in net income of affiliates		7		20	(65.0)

Income before income tax		5,688		6,524	(12.8)

Income tax		1,934		2,004	(3.5)

Net income		3,754		4,520	(16.9)

Noncontrolling interest		4		0	NA

Net income attributable to controlling interest	P.	3,758	P.	4,520	(16.9)

EBITDA adjusted (1)	P.	11,346	P.	12,167	(6.7)

EBITDA margin adjusted (%)		41.2		42.6	(1.4)
Operating margin (%)		24.2		26.8	(2.6)

Exchange rate at March 31, 2011: 11.9678 pesos per dollar.
NA not applicable.

Statements of Financial Position
[ In millions of Mexican pesos ]
		March 31,		March 31,
		2011		2010
Assets
Cash and cash equivalents	P.	3,247	P.	6,468
Other current assets		29,638		35,386
Plant, property and equipment, net		96,907		103,838
Other assets		3,658		3,805
Net projected asset		17,397		13,939
Total assets	P.	150,847	P.	163,436

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	11,701	P.	3,738
Other short-term liabilities		21,133		21,934
Long-term debt		56,486		80,155
Labor obligations		14,882		15,013
Deferred taxes		602		526

Total liabilities		104,804		121,366
Stockholders' equity
Controlling interest		45,737		42,028
Noncontrolling interest		306		42
Total stockholders’ equity		46,043		42,070
Total liabilities and stockholders’ equity	P.	150,847	P.	163,436

Exchange rate at March 31, 2011: 11.9678 pesos per dollar.

Operating Results

						% Inc. vs.
	4Q 2010	4Q 2010	3Q 2010	2Q 2010	1Q 2010	1Q 2010

Internet (thousands)	7,652	7,449	7,272	7,059	6,883	11.2
Prodigy (Dial-up)	84	90	98	105	112	(25.0)
Infinitum (ADSL)	7,568	7,359	7,174	6,954	6,771	11.8

Billed lines (thousand units)	15,562	15,591	15,622	15,744	15,811	(1.6)

Local traffic (million units)
Local calls	4,533	4,675	4,894	4,871	4,821	(6.0)
Interconnection minutes (A) (B)	10,433	10,554	10,819	11,040	10,596	(1.5)

Long distance traffic (million minutes)
Domestic long distance (A)	4,334	4,446	4,656	4,708	4,482	(3.3)
International long distance
(incoming and outgoing) (B)	2,492	2,384	2,150	2,147	2,206	13.0

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2011 and 2010.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2011		1Q2010	Inc.
Revenues
Access, rent and measured service	P.	9,672	P.	10,369	(6.7)
LADA interconnection		1,126		1,164	(3.3)
Interconnection with operators		317		391	(18.9)
Interconnection with cellular operators		2,137		2,461	(13.2)
Other		3,844		4,028	(4.6)
Total		17,096		18,413	(7.2)

Costs and expenses
Cost of sales and services		6,258		5,995	4.4
Commercial, administrative and general		4,347		4,512	(3.7)
Interconnection		1,249		1,602	(22.0)
Depreciation and amortization		2,309		2,359	(2.1)
Other expenses, net		296		186	59.1
Total		14,459		14,654	(1.3)

Operating income	P.	2,637	P.	3,759	(29.8)

EBITDA (1)	P.	5,242	P.	6,304	(16.8)

EBITDA margin (%)		30.7		34.2	(3.5)
Operating margin (%)		15.4		20.4	(5.0)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2011		1Q2010	Inc.
Revenues
Domestic long distance	P.	3,506	P.	3,647	(3.9)
International long distance		1,295		1,443	(10.3)
Total		4,801		5,090	(5.7)

Costs and expenses
Cost of sales and services		1,155		1,181	(2.2)
Commercial, administrative and general		1,256		1,262	(0.5)
Interconnection to the local network		1,689		1,790	(5.6)
Depreciation and amortization		409		430	(4.9)
Other expenses, net		41		26	57.7
Total		4,550		4,689	(3.0)

Operating income	P.	251	P.	401	(37.4)

EBITDA (1)	P.	701	P.	857	(18.2)

EBITDA margin (%)		14.6		16.8	(2.2)
Operating margin (%)		5.2		7.9	(2.7)

Statement of Cash Flows
[ In millions of Mexican pesos )
		Three months
		ended
		March 31, 2011

Operating activities

Income before income tax:	P.	5,688

Depreciation and amortization		4,237
Accrued interest expense		1,136
Other items not requiring the use of cash		1,819
Total		12,880

Cash flows used in operating activities		(5,473)
Net cash flows provided by operating activities		7,407

Investing activities
Acquisition of plant, property and equipment		(3,157)
Other investments		(1)
Net cash flows used in investing activities		(3,158)

Cash surplus to be applied to financing activities		4,249

Financing activities
New loans		1,000
Repayment of loans		(5,914)
Premium in acquisition of senior bonds		(339)
Acquisition of own shares		(861)
Dividends paid		(2,216)
Interest paid		(850)
Derivative financial instruments		685
Net cash flows used in financing activities		(8,495)

Net decrease in cash and cash equivalents		(4,246)
Cash and cash equivalents at beginning of period		7,493
Cash and cash equivalents at end of period	P.	3,247

Relevant Figures Telmex Social
1st. Quarter 2011

	TELMEX Social	Rest of Operations	Total

Communities	10,453	12,741	23,194
Territory (%)	36.1%	63.9%	100.0%
Inhabitants (millions)	22	90	112

Billed lines (millions)	1.5	14.1	15.6

Source: Census 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By: _________________________

Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. P RESS RELEASE: FIRST QUARTER 2011 – HIGHLIGHTS